FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRESS RELEASE
20 June 2007
Press Service 16 rue de la Ville l'Evêque 75008 Paris FRANCE

SUEZ launches a minority buy-out offer for the shares of Electrabel

SUEZ has received on this 19 June the approval by the Banking, Finance and Insurance Commission (CBFA) of the prospectus of the minority buy-out offer by Suez for Electrabel.

As a consequence, SUEZ, which currently holds 98.62% of the capital of Electrabel, launches, from Tuesday 26 June until Monday 9 July 2007 included, a minority buy-out offer for the 755,403 shares of Electrabel (representing 1.38% of the capital) not already held by SUEZ, directly or through its subsidiaries.

In exchange for each Electrabel share (with coupons no. 19 and seq. attached) tendered at the offer, a cash amount of EUR 590 euro will be given. This exchange value for the Electrabel shares will be made available to the shareholders on 20 July 2007 at the latest.

The full prospects can be obtained as from Tuesday 26 June on request at Fortis Bank in Belgium (0800/90.301) or on the website of Suez (www.suez.com).

SUEZ, an international industrial Group, designs sustainable and innovative solutions for the management of public utility services as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the major international indices: CAC 40, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 140,000 people and achieved revenues of 44.3 billion euro in 2006, 89% of which were generated in Europe and in North America.

DISCLAIMER

This information is no prospectus. It may not be disclosed to the public in any jurisdiction other than Belgium in which a requirement of registration, approval or other would be applicable to the Offer. It may not be distributed, directly or indirectly, in the United States, Canada, Australia or Japan, countries in which the minority buy-out offer by SUEZ for the Electrabel shares will not be opened, nor be proposed.

Press Contacts:		Analyst Contacts:	+331 4006 6489
France:	+331 4006 6651/6668
Belgium:	+32 2 510 76 70

This release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2007	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary